Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Park Sutton Securities, LLC

We have reviewed management's statements, included in the accompanying Statement Regarding Exemptive Provision, in which (1) Park Sutton Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Park Sutton Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Park Sutton Securities, LLC stated that Park Sutton Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Park Sutton Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Park Sutton Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Knight Rolleri Sheppard CPAS, LLP*

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 19, 2016

1499 Post Road, Suite 1040 • Fairfield, CT 06824 • p:203.259.2727 • f:203.256.2727 • www.krscpasllp.com